08054291

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: **0-25370**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, Texas 75024

Financial Statements and Report of Independent Registered Public Accounting Firm

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

December 31, 2007 and 2006

Grant Thornton

Report of Independent Registered Public Accounting Firm

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-9436
T 214.561.2300
F 214.561.2370
www.GrantThornton.com

To the Participants and Plan Administrator
Rent-A-Center, Inc. 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Rent-A-Center, Inc. 401(k) Retirement Savings Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Part IV, Line 4i – schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
June 11, 2008

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

ASSETS	2007	2006
Investments, at fair value	$113,458,993	$90,958,505
Cash	142,338	139,878
Receivables		
Participants contributions	238,261	193,988
Employer contributions	93,524	76,118
	331,785	270,106
NET ASSETS AVAILABLE FOR BENEFITS	$113,933,116	$91,368,489

The accompanying notes are an integral part of these statements.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2007

Additions (deductions) to net assets attributed to:	
Interest and dividends	$ 3,474,375
Net depreciation in fair value of investments	(2,007,751)
	1,466,624
Contributions	
Participants	13,865,057
Employer	5,291,625
Rollovers	337,578
	19,494,260
Total additions	20,960,884
Deductions from net assets attributed to:	
Benefits paid to participants	21,110,758
Administrative expenses	772,595
Total deductions	21,883,353
Net decrease in net assets	(922,469)
Transfers of assets to this plan	23,487,096
Net assets available for benefits	
Beginning of year	91,368,489
End of year	$113,933,116

The accompanying notes are an integral part of these statements.

NOTE A - PLAN DESCRIPTION AND BENEFITS

General

The following description of the Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan became effective October 1, 1997, and is a defined contribution plan covering all employees of Rent-A-Center, Inc. (the Company or Plan Sponsor) who have completed three months of service. On January 1, 2006, an amendment to the Plan was approved adding language to incorporate certain regulatory and legislative changes relating to final regulations issued by the Internal Revenue Service under Code Sections 401(k) and 401(m). The plan was amended and restated January 1, 2007, which changed the effective date of the plan to January 1, 2007. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

The Plan permits participants to defer up to 50% of their annual compensation, as defined under the Plan. These deferrals are not to exceed $15,500, (plus a $5,000 catch-up deferral for employees over 50 years of age) and $15,000 (plus a $5,000 catch-up deferral for employees over 50 years of age) for 2007 and 2006, respectively, of their annual compensation. Participants may also contribute amounts representing rollovers from other qualified defined benefit or defined contribution plans. The Company may make matching contributions on a discretionary basis which cannot exceed 4% of each employee's compensation. The Company made matching contributions equal to $0.50 for each $1.00 on the first 4% of eligible employee salary deferral contributions in 2007 and 2006. The Company, in its sole discretion, may make a profit sharing contribution at the end of each Plan year. The Plan Sponsor did not make profit sharing contributions for plan years ending 2007 or 2006.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company's contributions and Plan earnings or losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants immediately vest in their salary deferral contributions to the Plan plus allocated earnings thereon. Participants are vested in Company matching contributions and allocated earnings thereon as follows:

20% at one year;
40% at two years;
60% at three years;
80% at four years;
100% at five years or more of service as defined by the Plan.

Additionally, a participant becomes 100% vested if employment is terminated due to death or full and permanent disability.

NOTE A - PLAN DESCRIPTION AND BENEFITS - Continued

Forfeitures

Upon termination a participant's unvested account balance forfeits to the Plan to be used to pay restoration contributions, replace abandoned accounts, reduce Plan expenses, or as an offset of employer contributions. The balance of forfeited nonvested accounts to be used in future periods totaled approximately $247,000 and $98,000 for the years ended December 31, 2007 and 2006, respectively. Forfeitures reduced administrative expenses by approximately $773,000 during the year ended December 31, 2007 and reduced employer matching contributions by approximately $98,000 during the year ended December 31, 2007.

Benefits

Upon retirement, death, disability, or separation from service, a participant (or the participant's beneficiary, if applicable) will receive a lump sum amount equal to the value of the participant's vested interest in the participant's account or to the extent a participant's or beneficiary's account is invested in at least five whole shares of company stock, the participant or beneficiary may elect to receive his distribution in whole shares of such stock, rather than in cash. The Plan allows participants to make hardship withdrawals, subject to certain limitations, as defined.

Loans to Participants

Participants may, by telephone VRS or internet application, be granted loans from the Plan secured by their account balances. The limitation on the amount which can be borrowed at any time is the lesser of $50,000 or 50% of the participant's vested account balance; the minimum loan amount is $500. The repayment period of the loan cannot exceed five years, except for loans relating to the purchase of a primary residence for which the repayment period is fifteen years. The participant or the participant's beneficiary cannot receive a tax-free distribution from the Plan until the loan and all interest is repaid. Interest rates on such loans range from approximately 4.0% to 9.5%. Loans bear interest at the prime rate fixed at the time of the loan.

Termination of the Plan

While the Company has not expressed any intent to discontinue the Plan, they may, by action of the Board of Directors, terminate the Plan. In the event the Plan is terminated, the participants become 100% vested in their accounts.

Administrative Expenses

In accordance with their agreement, expenses for services relating to funds management and administrative expenses to the record keeper for distribution, valuation and mailing services related to plan administration are paid by the Plan to the Trustee using forfeitures. Administrative expense in the amounts of approximately $773,000 was paid for the year ended December 31, 2007.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America. A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of the shares held by the plan at year-end. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned and dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

New Accounting Pronouncement

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurement", which establishes a framework for measuring fair value under other accounting pronouncements that require fair value measurements and expands disclosures about such measurements. SFAS No. 157 does not require any new fair value measurements, but rather it creates a consistent method for calculating fair value measurements to address non-comparability of financial statements containing fair value measurements utilizing different definitions of fair value. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company adopted SFAS 157 effective January 1, 2008. The adoption of SFAS 157 has no material effect on the statements of net assets available for benefits or the statement of changes in net assets available for benefits.

NOTE C - INCOME TAX STATUS

The Plan obtained its latest determination letter on January 16, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE D – PLAN MERGER

On November 15, 2006, Rent-A-Center, Inc. completed the acquisitions of Rent-Way, Inc and DPI Teleconnect, LLC. The assets of the Rent-Way, Inc 401(k) Plan and DPI Teleconnect, LLC 401(k) Plan merged into the Plan totaling amounts of approximately $23,273,000 and $214,000, respectively.

NOTE E – RELATED PARTIES

Certain Plan investments are shares of Rent-A-Center common stock. Certain other investments were mutual funds managed by IntrustBank, N.A or an affiliate thereof. As of March 2006, those investments are now managed by an unrelated third party. IntrustBank, N.A. is the trustee as defined by the Plan and Rent-A-Center, Inc. is the Plan Sponsor and, therefore, these transactions qualify as party-in-interest transactions.

NOTE F - RISKS AND UNCERTAINTIES

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE G - INVESTMENTS

A participant may direct employee and employer contributions into Rent-A-Center, Inc. Common Stock and any of the following investment options. The Plan's investments are held in a bank administered trust fund and consist of the following:

	December 31,	
	2007	2006
Investments at fair value as determined by quoted market price		
American Independence Funds – International Equity Fund	$13,467,269*	9,864,427*
American Independence Funds – Stock Fund	13,639,326*	10,914,638*
Federated Funds - Max Cap Index Fund	-	4,042,834
Franklin Funds - Small Cap Growth Fund	-	6,214,300*
NestEgg Dow Jones Funds - 2010 Fund	432,003	387,392
NestEgg Dow Jones Funds - 2015 Fund	903,187	833,530
NestEgg Dow Jones Funds - 2020 Fund	5,675,247*	2,702,931
NestEgg Dow Jones Funds - 2030 Fund	3,096,081	1,823,066
NestEgg Dow Jones Funds - 2040 Fund	4,928,258	1,945,666
PIMCO Funds - Total Return Fund	5,978,086*	4,825,810*
Royce Funds - Low Priced Stock Fund	-	3,379,984
Vanguard Funds - Explorer Fund	2,888,689	2,513,143
American Beacon Funds - Small Cap Value Fund	2,162,214	1,295,264
Goldman Sachs Funds - Mid Cap Value Fund	2,883,375	2,763,969
T. Rowe Price - Growth Stock Fund	8,654,279*	5,949,800*
Vanguard Funds - Mid Cap Index Fund	2,026,003	1,900,836
JP Morgan Funds – Small Cap Equity Fund	3,462,058	-
Morgan Stanley Funds – Mid Cap Growth	9,372,251*	-
Vanguard Funds – 500 Index Fund	4,453,532	-
Rent-A-Center, Inc. - Common Stock	7,784,506*	13,315,709*
	91,806,364	74,673,299
American Beacon Funds – Select Funds Money Market Fund	13,436,787*	9,652,709*
Participant loans	8,215,842*	6,632,497*
	$113,458,993	$90,958,505

Participants may change their investment options at any time.

*Represents 5 percent or more of the Plan's net assets.

NOTE G – INVESTMENTS - continued

The Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $2,007,751 during 2007. Detail of this net depreciation by type of investment is shown below.

	2007
Mutual funds	$ 4,641,362
Rent-A-Center, Inc. common stock	(6,649,113)
	($2,007,751)

NOTE H – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2007	2006
Net assets available for benefits per the financial statements	$113,933,116	$91,368,489
Amounts allocated to withdrawing participants	(111,540)	(110,681)
Net assets available for benefits per the Form 5500	$113,821,576	$91,257,808

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31:

	2007
Benefits paid to participants per the financial statements	$21,110,758
Add: Amounts allocated to withdrawing participants at December 31, 2006	110,681
Less: Amounts allocated to withdrawing participants at December 31, 2007	(111,540)
Benefits paid to participants per the Form 5500	$21,111,617

SUPPLEMENTAL SCHEDULE

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

SCHEDULE H PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

EIN: 45-0491516
Plan No. 001

(a)	(b) Identity of issuer	(c) Description of investment	(d) Current value
	T. Rowe Price	Growth Stock Fund	$ 8,654,279
	Vanguard Funds	Mid Cap Index Fund	2,026,003
	American Independence Funds	International Equity Fund	13,467,269
	American Independence Funds	Stock Fund	13,639,326
	Morgan Stanley Funds	Mid Cap Growth	9,372,251
	JP Morgan Funds	Small Cap Equity Fund	3,462,058
	NestEgg Dow Jones Funds	2010 Fund	432,003
	NestEgg Dow Jones Funds	2015 Fund	903,187
	NestEgg Dow Jones Funds	2020 Fund	5,675,247
	NestEgg Dow Jones Funds	2030 Fund	3,096,081
	NestEgg Dow Jones Funds	2040 Fund	4,928,258
	PIMCO Funds	Total Return Fund	5,978,086
	Vanguard Funds	500 Index Fund	4,453,532
	Vanguard Funds	Explorer Fund	2,888,689
	American Beacon Funds	Small Cap Value Fund	2,162,214
	Goldman Sachs Funds	Mid Cap Value Fund	2,883,375
*	Rent-A-Center, Inc.	Company Stock	7,784,506
	American Beacon Funds	Select Funds Money Market Fund	13,436,787
*	Participant loans	Participant loans, interest rates ranging from 4.0% to 9.5%	8,215,842
	Total		$113,458,993

* Represents a party-in-interest.

Note: Cost has been omitted as investments are all participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RENT-A-CENTER, INC. 401(k) RETIREMENT SAVINGS PLAN

By: RENT-A-CENTER, INC.
Plan Administrator

Date: June 25, 2008

By: ______________________________
Robert D. Davis
Executive Vice President – Finance, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23.1*	Consent of Independent Certified Public Accountants

* Filed herewith.

Exhibit 23.1

Consent of Independent Certified Public Accountants

Grant Thornton

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-9436
T 214.561.2300
F 214.561.2370
www.GrantThornton.com

We have issued our report dated June 11, 2008, with respect to the financial statements and supplemental schedule of Rent-A-Center, Inc. 401(k) Retirement Savings Plan on Form 11-K for the year ended December 31, 2007. We hereby consent to the incorporation by reference of said report in the Registration Statement of Rent-A-Center, Inc and Subsidiaries on Form S-8 (File No. 333-32296).

Grant Thornton LLP

Dallas, Texas
June 11, 2008

END